SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES €25M MAINTENANCE AND CREW TRAINING FACILITY IN FRANKFURT HAHN AIRPORT

RYANAIR TO CREATE UP TO 200 NEW JOBS IN FRANKFURT HAHN AIRPORT

Ryanair, the world's favourite airline, today (Thursday, 20th May 2010) announced that it will build a new maintenance hangar, flight simulator and cabin crew training facility at Frankfurt Hahn Airport at a cost of approx €25m which will create up to 200 new jobs.  Details of the facility, which will be fully operational by December 2010, were revealed in Mainz by Minister of State for Economics & Transport Mr Hendrik Hering and Ryanair's CEO Michael O'Leary.
The Rhineland-Palatinate Government and Frankfurt Hahn Airport secured this 7,000 sq/m hangar investment following an extended (and intense) competition with three other airports in Europe.  This new €25m facility can accommodate up to two 737-800 aircraft side by side, and it will maintain a large portion of Ryanair's 240 aircraft fleet while the training centre will house up to 16 classrooms, two pilot training flight simulators, a full size aircraft fuselage and 70 bedrooms to facilitate training courses for new and existing Ryanair crews from August.  Ryanair's 54 routes to/from its Frankfurt Hahn base delivers 4m passengers p.a. which sustain 4,000 local jobs, including those of over 400 Ryanair cabin crew, pilots and engineers at Frankfurt Hahn Airport.
Wrapping up a great day for Germany, Ryanair celebrated its inaugural flights from Frankfurt Hahn to Greece with two on time departures at 7:30am to Kos and 12:40pm to Volos today.
Speaking at the
Ministerium in Mainz
,
Michael O'Leary said:
"Ryanair wishes to thank Minister Hering, the Rhineland-Palatinate Government and Frankfurt Hahn Airport for their help and support in winning this new €25m hangar and training facility, which will deliver up to 200 new Ryanair jobs in Frankfurt Hahn, following an intense competition with three other European airports.  This new investment and these new jobs further strengthens Ryanair's presence in Frankfurt Hahn and in Germany".
Welcoming Ryanair's new investment and jobs Minister Hendrik Hering said:

"I am delighted that Ryanair is strengthening its operations in Frankfurt Hahn and this announcement demonstrates that Hahn has the quality infrastructure and skilled workforce to secure this major project, having fought-off competition from a number of other European airports.

"Ryanair makes a substantial contribution to Germany's economy through encouraging tourism and business traffic at Frankfurt Hahn and the other seven German airports Ryanair operates from".

Jörg Schumacher, CEO Frankfurt Hahn Airport, said:

"Ryanair's decision to invest further in Frankfurt-Hahn is a great sign of trust and confidence and proves that Frankfurt-Hahn Airport has provided an excellent location for Ryanair over the past years".

Ends.                                                    Thursday, 20th May 2010

Stephen McNamara- Ryanair               Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1212                        Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  20 May, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary